SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Sports Arenas, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  849169 10 7
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                                 (CUSIP Number)

                                Harold S. Elkan
                          7415 Carroll Road, Suite C

                              San Diego, CA 92121
                                 (858) 408-0364
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   06/30/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 849169 10 7
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Elkan, Harold
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States of America
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        5,441,734 (1)

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        5,441,734 (1)

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     5,441,734
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     50.001% (2)
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(14) Type of reporting person (see instructions).

     IN
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(1)     Until execution and delivery of a stock restriction agreement, ("SR
        Agreement") due on or before 8/29/04, these shares will be held in trust by Sports Arenas, Inc. with the Special Committee, comprised of the independent director of Sports Arenas, Inc., having the power to vote the shares; and on and after the execution and delivery of the SR Agreement, Mr. Elkan will have sole voting and dispositive power over the shares.

(2) Based on a total of 10,883,467 outstanding shares of common stock following the June 30, 2004 transactions reported by the Issuer in its report on Form 8-K dated July 9, 2004.

Page 2 of 5 Pages

CUSIP No. 849169 10 7
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    ANDREW BRADLEY, INC.
    33-0061005
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Nevada
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     0
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
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(14) Type of reporting person (see instructions).

     CO
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Page 3 of 5 Pages

Item 1. Security and Issuer.

         Common Stock, par value $.01 per share
         Sports Arenas, Inc., a Delaware corporation (the "Issuer") 7415 Carroll Road, Suite C
         San Diego, CA 92121

Item 2. Identity and Background.

        (a) The Reporting Persons, Harold S. Elkan ("HE") and Andrew
            Bradley, Inc. ("ABI"), a Nevada corporation, filed their initial
            Schedule 13D dated November 22, 1983 (the "Original Schedule 13D") pursuant to Regulation 13D-G of the General Rules and Regulations under the Act and are filing this Amendment No. 1 ("Amendment No. 1") for purpose of reporting a grant by the Issuer to ABI of certain shares of common stock as compensation, the foreclosure by the Issuer on all shares of common stock owned by ABI pursuant to a previously reported promissory note and related pledge agreement , the grant by the Issuer of certain shares of restricted common stock to HE as compensation for providing guarantees for subsidiaries of the Issuer, and execution and delivery of a Debt Payment and Extra Compensation Agreement, as well as reporting a history that was inadvertently not previously reported pursuant to Regulation 13D-G. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
            Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

        (b) HE's business address is 7415 Carroll Road, Suite C, San Diego, CA 92121. His occupation is that of President of the Issuer.

            ABI, a Nevada corporation, has its registered office at 6100 Neil Road, Suite 500, Reno, NV 89511.

        (c) HE: President of the Issuer.

            ABI: The business of ABI is that of a holding company. Other than Harold S. Elkan, there are no other directors, executive officers or controlling persons of ABI. The shareholders of ABI are as follows:

             88%-Harold S. Elkan, 7415 Carroll Road, Suite C, San Diego, CA
            92121

              6%-S. Robert Elkan, successor trustee of the Andrew R. Elkan
            Exempt Trust dated 12/5/96

              6%-S. Robert Elkan, successor trustee of the Bradley J. Elkan
            Exempt Trust dated 12/5/96


        (d) None

        (e) None

        (f) HE: United States of America  ABI: a Nevada corporation

Item 3. Source and Amount of Funds or Other Consideration.

         HE acquired the 5,441,734 restricted shares which he now directly owns as extra compensation that was due him pursuant to the Debt Payment & Extra Compensation Agreement described more fully in Item 4.

         The shares previously owned directly by ABI were acquired as follows:

         (a) The initial 21,808,267 shares were initially purchased from a third party seller in 1983 with credit supplied by the seller, which credit was refinanced in 1990 by the Issuer, as more fully described in Item 4.

         (b) An additional 1,360,433 shares were acquired by ABI as compensation pursuant to the Debt Payment & Extra Compensation Agreement described more fully in Item 4.


Item 4. Purpose of Transaction.

         As previously reported in the Original Schedule 13D filed November 22, 1983, ABI, then a newly formed corporation then wholly owned by HE, purchased 21,808,267 shares of the Issuer's common stock from MAS, Inc. ("MAS"), an unaffiliated third party. The consideration ("Stock Purchase Agreement") was to be $3,500,000 if paid within two years, $4,000,000 if paid within three years, $4,500,000 if paid within four years, or the greater of $6,000,000 or fifty percent of dividends if paid after four years. The Stock Purchase Agreement was secured by a security interest in all of the issued and outstanding shares of ABI.

         On August 3, 1990 ABI entered into an Agreement for Prepayment Under Stock Purchase Agreement ("Settlement Agreement") with the bankruptcy estate of MAS as part of a discounted settlement of amounts owed by ABI to MAS as well as settlement of other claims by the bankruptcy estate of MAS against ABI. The Settlement Agreement provided for a discounted payment of $1,000,000. In conjunction with the Settlement Agreement, the Issuer loaned ABI $1,061,009 to fund the discounted payment as well as fund transaction costs associated with the Settlement Agreement.
         The loan from the Issuer to ABI (the "ABI Loan"), among other things, allowed HE to maintain ownership of at least a majority of the outstanding capital stock of the Issuer. Failure to have maintained such majority ownership at the time would have been deemed a "change of control" of the Issuer under certain credit agreements between the Issuer or its subsidiaries and third party creditors and would have constituted an event of default thereunder allowing an acceleration of the payment obligations under those agreements. SAI's source of funds was primarily a loan from Temecula Valley Bank, which was paid in June 2001. The ABI Loan provided for no monthly payments and for interest to accrue and to be added to the principal balance annually. The balance was due in November 2003. The ABI Loan was secured by all of the Issuer's stock held by ABI.

         On June 30, 2004, the Issuer, ABI and HE entered into a Debt Payment & Extra Compensation Agreement ("Agreement") whereby:

         The Issuer agreed to issue 1,360,433 shares of the Issuer's common stock to ABI as extra compensation in recognition of credit support for guarantees provided to subsidiaries of the Issuer.

         ABI agreed to the foreclosure and sale to the Issuer of all 23,168,700 shares of the Issuer's common stock owned by ABI in partial satisfaction of SAI's note receivable from ABI (including the additional shares of the Issuer's common stock awarded to ABI, valued at $.03951 per share).

         The Issuer agreed to issue 5,441,734 restricted shares ("Extra Compensation Shares") of the Issuer's common stock to HE as extra compensation in recognition of guarantees HE has provided to subsidiaries of the Issuer and to allow HE to maintain ownership of at least a majority of the outstanding capital stock of the Issuer. Failure to maintain such majority ownership would be deemed a "change of control" of the Issuer under certain credit agreements between the Issuer or its affiliates and third party creditors and could result in an event of default or an acceleration of the payment obligations under those agreements.

         Pursuant to the Debt Payment & Extra Compensation Agreement, HE and the Issuer are to negotiate and enter into a stock restriction agreement on or before August 29, 2004 that shall contain such terms and provisions as would customarily be included in a commercially reasonable restriction agreement governing restricted stock subject to a substantial risk of forfeiture. The stock restriction agreement is also to provide in substance that:

         The Extra Compensation Shares will be forfeitable prior to a certain date in limited circumstances (e.g. if the employment of HE is terminated with cause or if HE voluntarily terminates his employment).

         The Issuer may purchase any or all of the Extra Compensation Shares from HE at $.05936 per share in limited circumstances.

         The Extra Compensation Shares are being held by the Issuer in trust pending execution and delivery of a stock restriction agreement.

         Except for the foregoing, the remaining Reporting Person, HE acquired and continues to hold the shares of common stock reported herein for investment purposes. Subject to the restrictions of the Stock Restriction Agreement, HE intends to review continuously his equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, HE may determine to increase or decrease his equity interest in the Issuer by acquiring additional shares of common stock or warrants therefor or by disposing of all or a portion of his holdings, subject to any applicable legal and contractual restrictions on his ability to do so. In addition, in connection with the Issuer's ongoing needs for additional capital, HE has from time to time engaged in discussions with respect to, and may continue to engage in discussions from time to time with respect to:
         (a) one or more privately negotiated investments in the Issuer which may be purchases of additional common stock, loans or direct investments in assets of the Issuer, or a combination of all, and which may involve one or more additional accredited individual or institutional investors or lenders,; and (b) one or more potential (i) extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving one or more subsidiaries of the Issuer, or
         (ii) sales or transfers of material amounts of assets of the issuer or one or more of its subsidiaries, in each case for the purpose of generating cash and/or improving the cash flow of the Issuer and enhancing value for its shareholders.

         Except as set forth above, HE has no plans or proposals which may related to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but HE reserves the right to consider in the future any and all other actions or events, and to develop any and all other plans or proposals, which may relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         ABI has no present intention to effect any of the transactions specified in Item 4 of Schedule 13D.



Item 5. Interest in Securities of the Issuer.

        (a) HE:
            5,441,734 shares
            50.01% of the outstanding common stock, based on a total of 10,883,467 outstanding shares of common stock following the June 30, 2004 transactions reported by the Issuer in its report on Form 8-K dated July 9, 2004.

            ABI:
            -0- shares


        (b) HE: 5,441,734 shares with sole voting power; provided, however, that until execution and delivery of a stock restriction agreement, (an "SR Agreement") due on or before 8/29/04, these shares will be held in trust by the Issuer with the Special Committee, comprised of the independent director of the Issuer, having the power to vote the shares; and on and after the execution and delivery of the SR Agreement, HE will have sole voting and dispositive power over the shares

            ABI: -0- shares


        (c) By ABI:
            June 30, 2004- In a private transaction, the Issuer issued 1,360,433 shares of common stock as consideration awarded to ABI in recognition of credit support for guarantees provided to subsidiaries of the Issuer at a value of $.03951 per share.

            June 30, 2004- In a private transaction, the Issuer foreclosed on and acquired from SAI the 23,168,700 shares of the Issuer's common stock then owned by ABI (including the additional shares of common stock awarded to ABI) valued at $.03951 per share in partial satisfaction of the Issuer's note receivable from ABI.

            By HE:
            June 30, 2004- In a private transaction, the Issuer issued 5,441,734 restricted shares of common stock of the Issuer as extra compensation in recognition of guarantees HE has provided to subsidiaries of the Issuer.


        (d) None

        (e) ABI ceased to be a beneficial owner of 5% or more of the Issuer's common stock on June 30, 2004

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         ABI: As previously reported on Schedule 13D filed November 22, 1983, ABI, then a newly formed corporation then wholly owned by HE, purchased 21,808,267 shares of the Issuer's common stock from MAS, Inc. ("MAS"), an unaffiliated third party. The consideration ("Stock Purchase Agreement") was to be $3,500,000 if paid within two years, $4,000,000 if paid within three years, $4,500,000 if paid within four years, or the greater of $6,000,000 or fifty percent of dividends if paid after four years. The Stock Purchase Agreement was secured by a security interest in all of the issued and outstanding shares of ABI.


         On August 3, 1990 ABI entered into an Agreement for Prepayment Under Stock Purchase Agreement ("Settlement Agreement") with the bankruptcy estate of MAS as part of a discounted settlement of amounts owed by ABI to MAS as well as settlement of other claims by the bankruptcy estate of MAS against ABI. The Settlement Agreement provided for a discounted payment of $1,000,000. In conjunction with the Settlement Agreement, the Issuer loaned ABI $1,061,009 to fund the discounted payment as well as fund transaction costs associated with the Settlement Agreement.
         The loan from the Issuer to ABI (the "ABI Loan"), among other things, allowed HE to maintain ownership of at least a majority of the outstanding capital stock of the Issuer. Failure to have maintained such majority ownership at the time would have been deemed a "change of control" of the Issuer under certain credit agreements between the Issuer or its subsidiaries and third party creditors and would have constituted an event of default thereunder allowing an acceleration of the payment obligations under those agreements. SAI's source of funds was primarily a loan from Temecula Valley Bank, which was paid in June 2001. The ABI Loan provided for no monthly payments and for interest to accrue and to be added to the principal balance annually. The balance was due in November 2003. The ABI Loan was secured by all of the Issuer's stock held by ABI.

         HE: Pursuant to the Debt Payment & Extra Compensation Agreement more fully described in Item 4, the 5,441,734 shares being issued to HE are subject to the following conditions: HE and the Issuer are to negotiate and enter into an SR Agreement on or before August 29, 2004 that shall contain such terms and provisions as would customarily be included in a commercially reasonable restriction agreement governing restricted stock subject to a substantial risk of forfeiture. The SR Agreement is also to contain substantially the following provisions:

         (a) The shares will be forfeitable prior to a certain date in limited circumstances (e.g. termination of HC's employment with cause or HE voluntarily terminating his employment).

         (b) The Issuer may purchase any or all of the shares from HE at $.05936 per share in limited circumstances.

         (c) The shares are being held by the Issuer in trust pending execution and delivery of the SR Agreement.



Item 7. Material to be Filed as Exhibits.

         1-  Joint filing agreement pursuant to Rule 13d-1(k)
         2 - ABI purchase agreement from MAS, Inc. dated November 22, 1983
         3 - ABI note payable and pledge agreement to SAI dated December 21, 1990.
         4 - Debt Payment & Extra Compensation Agreement dated June 30, 2004. 5 - Confession of Judgment of ABI filed June 30, 2004.


Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 07/14/2004                      /s/ HAROLD S. ELKAN
                                      Name:  HAROLD S. ELKAN

                                      ANDREW BRADLEY, INC.

Date: 07/14/2004                      /s/ HAROLD S. ELKAN
                                      Name:  HAROLD S. ELKAN
                                      Title: PRESIDENT


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages